TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN
(C.P.O.BOX 1576, TOKYO 100-8694, JAPAN)
TEL:(81-3)5157-2700 FAX:(81-3)5157-2900



FILE NO. 82-4861

August 25, 2003

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



SEC MAIL
SEP 15 2003
WASH, D.C.
187
SECTION

MegaChips Corporation (File No. 82-4861)

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

- Notice of the 13th Ordinary General Meeting of Shareholders (dated June 3, 2003) (English translation)
- Notice of the Resolutions of 13th Ordinary General Meeting of Shareholders (dated June 24, 2003) (English translation)
- Publication of Changes of Officers (dated July 17, 2003)
- Annual Report 2003 - Year ended March 2003 -

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

dlw 9/16

File No. 82-4861

(Translation)

June 3, 2003

To the Shareholders:

NOTICE OF THE 13TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 13th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

If you are not expected to be present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your name and seal.

Yours very truly,

Shigeki Matsuoka
President and Representative Director

MegaChips Corporation
1-6, Miyahara 4-chome,
Yodogawa-ku, Osaka

Description

1. Date and hour:

June 24 (Tuesday), 2003, 10:00 a.m.

2. Place:

Osaka Science & Technology Center, 8F Large Hall
8-4, Utsubo-Honmachi 1-chome, Nishi-ku, Osaka

3. Matters forming the objects of the meeting:

Matters to be reported:

Report on the balance sheet as of March 31, 2003 and the business report and statement of income for the 13th business year (from April 1, 2002 to March 31, 2003).

Matters to be resolved:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 13th business year
Proposition No. 2:	Approval of a Share Exchange Agreement between the Company and MegaFusion Corporation
Proposition No. 3:	Amendment to the Articles of Incorporation
Proposition No. 4:	Acquisition by the Company of its own shares
Proposition No. 5:	Election of five Directors
Proposition No. 6:	Election of two Statutory Auditors

- - - - -

In attending the meeting, please present the enclosed voting form to a receptionist at the meeting.

(Attached document)

BUSINESS REPORT

(For the period from April 1, 2002 to March 31, 2003)

1. Outline of business activities

(1) Business trend and achievement:

The global economy during the business year under review became further uncertain due to the international political situations and a persistent slump in private spending and corporate capital investments delayed an economic recovery. The Japanese economy remained in a recession due to the uncertainty of the U.S. economy, a sluggish stock market, the bad debt problems of the financial institutions, reduced corporate capital investments, employment adjustment, etc.

In the electronic machinery and equipment industry in which the Company belongs, in spite of some favourable signs, such as the spread of broadband networks represented by ADSL and optical fibres and favourable sales of consumer equipment, including digital audio-visual (AV) equipment, among other things, the market for personal computers and portable information devices experienced hard times.

Under these circumstances, the Company focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core of its business, as well as application-specific LSIs (ASSP), which have competitive edges with its unique technologies of image compression and extension and sound and music compression, extension and transmission, and original system products installed with its system LSIs.

Specifically, with the prevalence of digitalisation of images, sounds, music and other media, broadband networks and 3G mobile phone networks, the Group (the Company and its subsidiaries) has widened its appeal in the information communication area. For the growing area, the Group has exerted its active efforts to develop and market system LSIs for digital cameras, system LSIs for 3G mobile phones and system products, including communication equipment for utilizing rich media information (or multiple information comprising images, graphics, sounds, music and text data).

However, the business environment surrounding the Company was severer than forecasted. As a result, sales and ordinary profit amounted to ¥27,172 million (a 21.6% decrease from the previous business year) and ¥1,954 million (a 28.3% decrease), respectively.

Additionally, as measures to reconstruct its system business, the Company disposed of inventories of older models to launch new system products, wrote off part of the development expense account due to the suspension of some themes to narrow down development projects and amortized software assets and valuation loss of a U.S. subsidiary, resulting in a special loss of ¥1,261 million in total. Consequently, profit for the year accounted for ¥367 million

(a 72.6% decrease).

Management profusely apologizes to the shareholders for these results.

With regard to dividends for the business year under review, management proposes to continue to pay an ordinary dividend of ¥10 per share in appreciation of the shareholders' support. Additionally, the Company intends to maintain its shareholder special benefit plan, under which the Company will send small gifts to the shareholders holding 100 shares (one unit of shares) or more as of March 31, 2003.

To meet the shareholders' expectations and genial support, the Company will continue to exert its company-wide efforts to increase its market value. Management sincerely hopes that its shareholders will continue giving the Company their full support and encouragement.

(2) Business performance by department:

(i) LSI business:

Sales of customer-specific LSIs (ASIC) amounted to ¥19,350 million (a 32.7% decrease from the previous business year) as prices and demand for LSIs for storing game software (custom mask ROMs) decreased while demand for LSIs for use in game consoles and their peripherals increased. Sales of application-specific LSIs (ASSP) amounted to ¥6,047 million (a 62.8% increase from the previous business year) as system LSIs for digital still cameras and digital AV equipment and system LSIs for processing images, sounds and communications for 3G mobile phones, shipments of which were commenced on a full scale during the business year under review, contributed to a sales increase.

Consequently, sales in the LSI business, including sales of standard LSIs manufactured by its consigned manufacturers and categorized as other LSIs, totalled ¥25,437 million (a 21.6% decrease).

(ii) System business:

Sales in the industrial system business amounted to ¥1,329 million (a 37.2% decrease from the previous business year), due to a slow corporate investment in security for business use and a delay in launching new products in the industrial security and monitoring field. In the consumer system business, sales amounted to ¥406 million (a 576.3% increase) as new products, including network cameras and rich media communication terminals, were launched and shipments of products for some companies and OEM products were commenced.

Consequently, sales in the system business amounted to ¥1,735 million (a 20.5% decrease).

(3) Investment in plant and equipment:

During the business year under review, capital investment was made principally in

design development assistant equipment, which amounted to ¥29 million.

(4) Financing:

To apply to working capital requirements, the Company borrows short-term loans from financial institutions as the necessity arises. Borrowings outstanding from the financial institutions as of the close of the business year under review were ¥50 million, same as of the close of the previous business year.

During the business year under review, the Company did not raise funds by a capital increase or bond issue.

(5) Future challenges:

The Japanese economy is expected to make no rapid recovery and be faced with more difficult conditions as private spending will remain slow and corporate capital investments will continue to remain weak due to the uncertainty of the world economy, specifically, the U.S. economy. However, the rapid prevalence of wired and wireless broadband networks and the progress of digital broadcasting are expected to materialize a more advanced information society.

In these business conditions, the Company has engaged in business to improve profitability by developing its application-specific LSIs (ASSP) and system business, while placing its customer-specific LSIs (ASIC) as a core business. The business of application-specific LSIs (ASSP) is advancing favorably but the Company has experienced poor business results due to a decrease in sales of customer-specific LSIs (ASSP) and loss-making system business.

Under these circumstances, the objectives of the Company are to accelerate growth of its application-specific LSIs (ASSP) in the LSI business and make its system business profitable soon, to make its performance return to a growth track. For these objectives, the Company will focus on further improving competitiveness of its LSI business. Simultaneously, in the system business, the Company, in close cooperation with its subsidiary MegaFusion Corporation, will exert group-wide efforts to improve operating efficiencies, whereby improving its performance.

As a measure for the next business year, the Company will reform its previous system by function to a system of business units with defined powers and responsibilities for operating profit and loss and allow its newly formed LSI Business Unit and System Business Unit to boost operating efficiencies and carry out growth strategies.

In the LSI business, the Company intends to strengthen its capabilities to develop software and hardware by increasing development personnel and actively invest in research and development to swiftly launch system LSIs with competitive edges to the market. The Company also intends to accelerate the development of customers overseas to expand business.

In the system business, the Company recognizes that it is required to implement drastic reforms to improve profitability. During the next business year, the Company will liquidate its U.S. subsidiary Digital Image, Inc. and also strengthen cooperation with MegaFusion Corporation to improve operating efficiencies and promote selection and concentration of operations, whereby improving profitability.

In addition to these steps, the Group will consolidate and restructure its businesses into three companies of LSL business, system business and audio business. On condition that the Group shift to a pure holding company, MegaFusion Corporation will become a wholly owned subsidiary of the Company. Through the restructuring of the Group, the efficient allocation of management resources will improve competitiveness of the core areas and the clarification of the functions and responsibilities of each business will materialize more swift business judgment and more efficient management, whereby improving profitability. Thus, the Group intends to accelerate the establishment of a basis for high profitability of its core LSI business in a medium- and long-term perspective and improve profitability of its system business to improve its corporate value.

(6) Recent business performance and assets:

	Business year			
	10th **April 1, 1999 - March 31, 2000**	**11th** **April 1, 2000 - March 31, 2001**	**12th** **April 1, 2001 - March 31, 2002**	**13th** **April 1, 2002 - March 31, 2003**
Sales (millions of yen)	37,599	51,347	34,649	27,172
Ordinary profit (millions of yen)	2,259	3,622	2,728	1,954
Profit for the year (millions of yen)	1,320	1,838	1,339	367
Per-share profit for the year (yen)	56.17	74.53	54.51	15.01
Net assets (millions of yen)	13,595	15,176	15,808	15,388
Net assets per share (yen)	551.30	615.40	643.19	631.24
Total assets (millions of yen)	21,158	21,242	19,581	19,039

(Notes) 1. The per-share profit for the 10th business year was calculated on the assumption that the stock split (each share split into two shares) made on November 19, 1999 was made at the beginning of the relevant business year.

2. Retirement benefit accounting, financial instrument accounting and foreign currency transaction accounting were made applicable in the 11th business year. In comparison with

decreased ¥73 million in the 11th business year.

3. Financial instrument accounting was made applicable to other securities with market value in the 12th business year. In comparison with the previous accounting method, net assets and total assets increased ¥70 million and ¥121 million, respectively.

4. Treasury stock is treated as an item of deduction from Shareholders' Equity, effective in the 12th business year.

5. Per-share profit for the year is calculated based on the average of the total number of issued shares (with the deduction of shares of treasury stock) during each business year, effective in the 12th business year.

6. Net assets per share are calculated based on the total number of issued shares (with the deduction of shares of treasury stock) at the end of each business year, effective in the 12th business year.

2. Outline of the Company (as of March 31, 2003)

(1) Major businesses:

Items	Contents
LSI Business	·Planning, development, manufacture and sale of customer-specific LSIs ·Planning, development, manufacture and sale of application-specific LSIs ·Purchase and sale of other LSIs (standard LSIs developed by semiconductor manufacturing partners)
System Business	·Planning, development, manufacture and sale of industrial system products ·Planning, development, manufacture and sale of consumer system products

(2) Main offices and plants:

(Translation omitted)

(3) State of shares:

1) Total number of shares authorized to be issued by the Company: 40,000,000 shares

2) Total number of issued shares: 24,661,017 shares

3) Number of shareholders: 12,609 persons
(an increase of 8,814 persons from the close of the previous business year)

4) Principal shareholders:

Name	Shares in the Company held by them	
	(shares)	Ratio of voting rights (%)
Shindo Corporation	2,250,000	9.23
Masahiro Shindo	1,919,000	7.87
Shigeki Matsuoka	1,812,000	7.43
Ritsuko Shindo	1,097,000	4.50
The Master Trust Bank of Japan, Ltd., Trust Account	823,800	3.38
Japan Trustee Services Bank, Ltd. (trust account)	733,200	3.01
Yoshimasa Hayashi	668,000	2.74
Akira Takata	616,000	2.53
Noriko Shindo	577,900	2.37
Mika Aoki	576,400	2.36

(Note) The numbers of shares held by The Master Trust Bank of Japan, Ltd., Trust Account and Japan Trustee Services Bank, Ltd. (trust account) are those related with their trust business.

(4) Acquisition, disposition and possession by the Company of its own shares

1. Acquisition of shares:

(i) Acquisition in accordance with the resolution of the Ordinary General Meeting of Shareholders as provided for in Article 210, paragraph 1 of the Commercial Code of Japan:

Shares of common stock 200,000 shares
Total acquisition prices ¥428,819,000

(ii) Acquisition by purchase of less-than-one-unit shares:

Shares of common stock 235 shares
Total acquisition prices ¥461,954

2. Disposition of shares:

Shares of common stock 0 share
Total disposition prices ¥0

3. Shares of treasury stock held as of March 31, 2003:

Shares of common stock 282,840 shares

(5) State of employees:

(Translation omitted)

(6) State of business affiliations

(1) State of major subsidiary:

Name of Company	Capital stock	Ratio of voting rights of the Company	Principal operations
Digital Image, Inc.	US$3,500 thousand	87.1%	· Sale and support of the Company's system products

(2) Development of business affiliations:

The Company has determined to liquidate Digital Image, Inc. as of August 31, 2003 (sheduled).

(3) State of other important business affiliations

Name of Company	Capital stock	Ratio of voting rights of the Company	Principal operations
MegaFusion Corporation	¥646 million	48.9%	· Sale and support of the Company's system products; system integration · Sale of authoring systems · Provision of rich media services

(4) Result of business affiliations:

The above-listed major subsidiary and MegaFusion Corporation are the Company's consolidated subsidiaries under the Securities and Exchange Law of Japan. For the business year under review, consolidated sales and consolidated profit for the year amounted to ¥29,055 million (a 21.3% decrease from the previous business year) and ¥192 million (an 88.3% decrease), respectively.

(5) State of important business tie-ups:

The Company has entered into important business tie-ups with Nintendo Co., Ltd. and Macronix International Co., Ltd., with which the Company has

contract labor arrangements with regard to the supply of LSIs for use in computer game consoles.

(7) Principal lender:

Lender	Balance of borrowings	Shares in the Company held by Lender (ratio of voting rights)	
		(shares)	(%)
Nippon Life Insurance Company	¥50 million	63,000	0.26

(8) Directors and Statutory Auditors:

Title	Name
President and Representative Director	Shigeki Matsuoka
Managing Director	Yukihiro Ukai
Director	Yoshimasa Hayashi
Director	Tetsuo Hikawa
Director	Hiroyuki Mizuno
Full-time Statutory Auditor	Takashi Nakakado
Full-time Statutory Auditor	Daisuke Kosaka
Statutory Auditor	Nozomu Ohara
Statutory Auditor	Keiichi Kitano

3. Important facts relating to the state of the Company which occurred subsequent to the closing of accounts:

There is nothing to be stated.

BALANCE SHEET
(As of March 31, 2003)

(thousand yen)

Assets	
Current assets:	**16,800,397**
Cash and deposits	5,727,845
Trade notes receivable	319,891
Trade accounts receivable	7,935,489
Merchandise and finished goods	1,802,359
Semi-finished goods	250,242
Raw materials	287,252
Goods in process	87,720
Stores	248
Prepaid expenses	37,701
Deferred tax assets	241,145
Other accounts receivable	7,186
Other current assets	103,313
Fixed assets:	**2,239,301**
Tangible fixed assets	185,035
Buildings	102,072
Tools, furniture and fixtures	51,772
Land	31,190
Intangible fixed assets	399,741
Patents	114
Telephone rights	2,713
Software	384,140
Software suspense account	12,772
Investment, etc.	1,654,524
Investment securities	403,877
Capital stocks of subsidiaries	120,315
Contributions	131,833
Long-term prepaid expenses	149,094
Deferred tax assets	581,575
Guarantees	250,328
Other investments, etc.	17,500
Total Assets	19,039,698

(thousand yen)

Liabilities

Current liabilities:	**3,604,816**
Trade accounts payable	2,910,855
Short-term loans payable	50,000
Accounts payable - others	124,931
Accrued corporate income taxes	343,138
Accrued consumption taxes, etc.	4,460
Accrued expenses payable	47,315
Deposit received	10,849
Allowance for bonuses	113,265
Fixed liabilities:	**46,272**
Other fixed liabilities	46,272
Total Liabilities	3,651,089

Shareholders' Equity

Capital:	**4,840,313**
Additional paid-in capital:	**5,936,081**
Capital reserve	5,936,081
Retained earnings:	**5,499,555**
Earned surplus reserve	97,042
Voluntary reserve	(4,430,500)
General reserve	4,430,500
Unappropriated retained earnings for the year	972,013
(of which, profit for the year)	(367,321)
Valuation difference of other securities	(-) **2**
Treasury stock	(-) **887,338**
Total Shareholders' Equity	15,388,609
Total Liabilities and Shareholders' Equity	19,039,698

STATEMENT OF INCOME

(For the period from April 1, 2002 to March 31, 2003)

(thousand yen)

Ordinary Profit and Loss

Operating profit and loss:		
Operating profit		
Sales		27,172,974
Operating expenses		
Cost of sales	22,229,011	
Selling, general and administrative expenses	2,989,434	25,218,446
Operating income		**1,954,527**
Non-operating profit and loss:		
Non-operating profit		
Interest and dividends received	15,147	
Refund premiums	29,122	
Income from lease to related companies	15,074	
Other non-operating income	7,102	66,446
Non-operating expenses		
Interest paid	2,880	
Loss from investments in partnership	37,906	
Exchange loss	19,055	
Other non-operating expenses	6,133	65,975
Ordinary profit		**1,954,999**
Special income and loss:		
Special loss		
Loss from disposition of system products	1,079,641	
Valuation loss of investment securities	33,903	
Valuation loss of capital stocks of subsidiaries	86,048	
Difference due to change of pension plan	61,945	1,261,537
Pretax net profit for the year		**693,461**
Corporate income taxes, inhabitant taxes and enterprise taxes	672,441	
Interperiod tax allocation	(-) 346,301	326,140
Profit for the year		**367,321**
Profit brought forward from the previous year		604,692
Unappropriated retained earnings for the year		**972,013**

Significant Accounting Policies:

1. Basis and methods for evaluation of securities:

Capital stocks of subsidiaries and affiliated companies:

At cost, determined by the moving average method

Other securities:

Securities with market value:

At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.)

Securities without market value:

At cost, determined by the moving average method

2. Basis and methods for evaluation of inventories:

(1) Merchandise: At cost, determined by the periodic average method.

(2) Finished goods, semi-finished goods and raw materials:

At cost, determined by the periodic average method.

(3) Goods in process: At cost, determined by the actual cost method.

(4) Stores: At cost, determined by the last cost method.

3. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining balance method

Buildings shall be depreciated over three to 47 years and tools, furniture and fixtures shall be depreciated over four to 15 years.

(2) Trivial depreciable assets: Three-year equal installment method

(3) Intangible fixed assets: Straight line method

However, depreciation of software (for use by the Company) is made by the straight line method based on the useful life (5 years) within the Company. Depreciation of software (for sale on the market) is made by the straight line method based on

the salable period (3 years).

(4) Long-term prepaid expenses: Equal installment method

However, depreciation of development expenses specially paid for preparing for mass production is made by the straight line method based on the salable period (3 years).

4. Method of treatment of deferred assets:

Experimental and research expenses: Experimental and research expenses are all treated as expenses upon payment thereof.

5. Basis for providing reserves:

(1) Allowance for doubtful receivables:

To provide for losses arising from debts becoming uncollectable, the Company provides an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific credits, including possible non-performing credits.

(2) Allowance for bonuses:

An allowance for the bonuses to be paid to employees is provided in an estimated amount due during the accounting period.

(3) Reserve for employee retirement benefits:

To meet the payment of retirement benefits to employees, the Company provides a reserve, based on the retirement benefit obligations and the amount of plan assets as of the end of the current business year. An excess of plan assets over retirement benefit obligations as of the end of the current business year used to be treated as prepaid pension expense. In accordance with the enforcement of laws concerning defined contribution pension plans, the Company abolished its tax-qualified pension plan as of March 31, 2003 and determined to transfer to a defined contribution pension plan as of April 1, 2003. Consequently, pursuant to the "Accounting for Transfers between Retirement Benefit Plans" (Financial Accounting Standards Implementation Guidance No.1 issued by the Accounting Standards Board of Japan (the "ASBJ")), the Company reduced prepaid pension expense in full.

As a result, in comparison with the previous method, special loss increased ¥61,945 thousand and pretax net profit for the year decreased ¥61,945 thousand.

(4) Reserve for officers' retirement allowances:

In accordance with the amendment to its officers' remuneration policy made in March 2002, the Company has abolished the policy of retirement allowances to officers, effective from the business year under review.

Consequently, no reserve for officers' retirement allowances accrued for the business year under review.

6. Method of treatment of lease transactions:

A financial lease other than those in which ownership of leased property is deemed to pass to its lessee is treated in the manner in which ordinary lease transactions are treated.

7. Accounting treatment of consumption tax:

Consumption tax is treated for accounting purpose on a tax-excluded basis.

8. Accounting for treasury stock and reduction of legal reserves

As from April 1, 2002, the "Accounting Standard for Treasury Stock and Reduction of Legal Reserves" (ASBJ Financial Accounting Standard No.1) is applicable and the Company has complied with the standard.

The application of such standard has no significant effect on income and loss for the business year under review.

With regard to the presentation of shareholders' equity in the balance sheet, the "Regulations Concerning Balance Sheets, Statement of Income, Business Reports and their Accompanying Detailed Statements of Stock Corporations" were applicable. As from the business year under review, the Company has applied the "Regulations to Enforce the Commercial Code."

9. Financial data per share

In accordance with the "Accounting Standard for Earnings per Share" (ASBJ Accounting Standard No. 2) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (ASBJ Accounting Standard Implementation Guidance No. 4) applicable to the business years commencing April 1, 2002 or thereafter, the Company has complied with such standard and implementation guidance as from the business year under review.

The change of such accounting standards has no effect on financial data for the business year under review.

NOTES:

(Notes to Balance Sheet)

1. Figures of the above amounts are stated by discarding fractions of one thousand yen.

2. Accumulated amount of depreciation of tangible fixed assets: ¥120,070 thousand

3. The Company uses computers, computer peripherals, passenger cars, etc. under lease agreements, in addition to the fixed assets reported in the balance sheet.

4. Important foreign currency assets and liabilities:

(1) Capital stocks of subsidiaries:	¥120,315 thousand	(US$1,000 thousand)
(2) Contributions:	¥94,938 thousand	(US$789 thousand)

5. Total number of issued shares: 24,661,017 shares

   Number of shares of treasury stock held by the Company: 282,840 shares

6. Guarantee obligations: ¥601,000 thousand (US$5,000 thousand)

7. Per-share profit for the year: ¥15.01

(Notes to Statement of Income)

1. Figures of the above amounts are stated by discarding fractions of one thousand yen.

2. Volume of transactions with subsidiaries:

   Operating expenses ¥84,306 thousand

3. "Income from lease to related companies" (¥4,568 thousand) which was included in "other non-operating income" of the non-operating profit for the previous business year, is stated separately due to its increased importance.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

(yen)

Unappropriated retained earnings at the end of year	972,013,999
Total:	972,013,999
To be appropriated as follows:	
Dividends (Ordinary dividend: ¥10 per share)	243,781,770
General reserve	400,000,000
Retained earnings brought forward to the next year	328,232,229

(Note) For the purpose of calculating dividends, 282,840 shares of treasury stock are excluded.

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITOR'S REPORT

May 12, 2003

To the Board of Directors
MegaChips Corporation

Asahi & Co.

By Hiromi Ohashi (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Akira Yonezawa (seal)
Certified Public Accountant
Representative Partner
Participating Partner

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 13th business year of MegaChips Corporation (the "Company") covering the period from April 1, 2002 to March 31, 2003. The portion of the business report and the accompanying detailed statements relating to accounting consisted of those of the matters contained therein which were stated on the basis of the entries in the Company's accounting books. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and

methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures include those followed in respect of any subsidiary of the Company as we deemed necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with the laws, regulations and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

Copy of Board of Statutory Auditors' Audit Report

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 13th business year from April 1, 2002 to March 31, 2003, prepared this audit report upon deliberation and hereby report as follows:

1. Method of audit by Statutory Auditors in outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required the subsidiaries to render reports on their business operations whenever necessary. We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the accounting statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, whenever necessary required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Account Auditors, Asahi & Co. are proper;

(2) That the business report fairly presents the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, no dishonest act or fact of violation of laws, regulations or the Articles of Incorporation exists.

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

3. Subsequent event:

At the meeting of the Board of Directors of the Company held on May 15, 2003, a resolution was adopted to make MegaFusion Corporation its wholly owned subsidiary by a share exchange as of October 1, 2003 and for that purpose, the Company entered into a share exchange agreement with MegaFusion.

May 15, 2003

Board of Statutory Auditors
MegaChips Corporation

Takashi Nakakado (seal)
Full-time Statutory Auditor

Daisuke Kosaka (seal)
Full-time Statutory Auditor

Nozomu Ohara (seal)
Statutory Auditor

Keiichi Kitano (seal)
Statutory Auditor

(Note) Statutory Auditors Nozomu Ohara and Keiichi Kitano are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

EXPLANATORY INFORMATION FOR EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of all the shareholders:

   243,732 rights.

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 13th business year

The Company gives a top priority to distributing profits to the shareholders as an important policy of management and follows a fundamental policy of maintaining the constant payment of dividends. With regard to the allocation of profits, the Company takes into consideration internal reserves necessary for future business development and the strengthening of its corporate base, as well as prospects for its operating results.

Under this policy, with regard to dividends to shareholders for the business year under review, in appreciation of our shareholders' support, management proposes to pay an ordinary dividend of ¥10 per share, same for the previous business year.

Taking into consideration the operating results for the business year under review, management proposes to pay no bonuses to officers.

Proposition No. 2: Approval of a Share Exchange Agreement between the Company and MegaFusion Corporation

1. Reason for the share exchange

The Company, with a competitive edge derived from its capabilities to develop technologies and LSIs in the areas of images, sounds and communications, has since supplied unique products to meet customer needs as an R&D-oriented, fabless company to develop system LSIs and consign manufacturing thereof to third parties. Additionally, the Company, taking the advent of a full-fledged broadband era as a business opportunity, has started a system business by developing system products that can digitalize, record and transmit moving images and sounds. On the other hand, for the purpose of expanding the system business, MegaFusion Corporation has been incorporated as a company specializing in system integration.

Thereafter, in line with the rapid prevalence of broadband networks, fields of application of rich media, or multiple information comprising images, sounds, music and text data expanded substantially. By positioning the provision of solutions concerning rich media as its core business, MegaFusion was expected to grow independently from and synergistically with the business of the Company. Consequently, MegaFusion was listed on JASDAQ.

Thus, with regard to the system business, the Company has engaged in developing hardware products and technologies for image communications, while MegaFusion has acquired software technologies and a customer base in wide areas covering audio and visual authoring, streaming and servers. Thus, both companies in collaboration have successfully expanded their business areas from security and monitoring to rich media communications to assistances to knowledge-building activities by audio and video authoring.

With regard to the LSI business, the Company has concentrated its efforts on developing and expanding application-specific LSIs for use in next-generation mobile phones, digital cameras, digital TVs and other devices, as new growth acceleration.

The system business of the Group remained in a more difficult market condition than initially projected, due to a delay in the development and utilization of broadband networks. However, from a long-term perspective, the development and utilization of broadband networks will no doubt advance and the importance of business of providing total solutions in the area of rich media communications is increasing. In this situation, the Company and MegaFusion have agreed on the recognition that it is inevitable for sharpening their competitive edge and nurturing business to integrate their management resources, including their functions, technologies and knowledge and experiences of manpower, and adopt a business promotion system by which they can exert their collective strength.

With regard to its LSI business, the Company has steadily developed application-specific LSIs. However, competition is expected to intensify in that market with the potential of huge expansion in the future. Hence, it is important to secure a central position in the market promptly by pouring its management resources more vigorously.

To increase the enterprise value of the Group in response to changes in these business conditions, the Company and MegaFusion have recognized that it is important to create new added value of the Group as a whole by establishing a basis for higher profitability of their core business, or LSI business on a medium- and long-term basis and, accelerating improvement of profitability of the system business and determined to lead the Group to a system of pure holding company and restructure and consolidate their businesses into LSI business, system business and audio business to be operated by its separate wholly owned subsidiaries. Consequently, the Company and MegaFusion, at the meetings of their respective Boards of Directors, resolved to make a share exchange to allow the Company to make MegaFusion its wholly owned subsidiary and entered into a share exchange agreement to shift the Group to a system of pure holding company.

It has been determined that the share exchange shall be executed as of October 1, 2003 and that for each one share of common stock of MegaFusion Corporation, 166 shares of common stock of the Company shall be allocated and delivered.

It is hereby proposed that the shareholders consent to the purpose of the share exchange and approve of the share exchange agreement entered into between the Company and MegaFusion Corporation.

Hence, the shareholders are requested to agree to the purpose of the share exchange and approve the following share exchange agreement entered into the Company and MegaFusion.

2. Content of the share exchange agreement

The content of the share exchange agreement entered into between the Company and MegaFusion Corporation as of May 15, 2003 is as described below:

Share Exchange Agreement
(Copy)

MegaChips Corporation ("MegaChips") and MegaFusion Corporation ("MegaFusion") hereby enter into a Share Exchange Agreement (the "Agreement") as follows:

Article 1. (Share exchange)

MegaChips and MegaFusion shall exchange shares in accordance with the method stipulated in Articles 352 through 363 of the Commercial Code of Japan to have MegaChips become the parent company having whole ownership in MegaFusion and have MegaFusion become a wholly owned subsidiary of MegaChips.

Article 2. (Amendment to the Articles of Incorporation)

Upon the share exchange, MegaChips shall make additions and amendment to Article 2 (Objectives) of its existing Articles of Incorporation as listed below, to respond to the diversification of operating activities of MegaChips and its wholly owned subsidiary. The Articles of Incorporation, as amended, shall become effective as of the date of the share exchange specified in Article 7 hereof.

(Underlines show amendment.)

(Objectives)	(Objectives)
Article 2. The objectives of the Company shall be to engage in the following businesses:	Article 2. The objectives of the Company shall be to engage in the following businesses:
(To be newly established)	1. Holding, sale, purchase, investment and management of securities;
(To be newly established)	2. Consulting on asset investment and management;
(To be newly established)	3. Management services to, acceptance of financial management and personnel administration from various related companies;
(To be newly established)	4. Money lending and agency therefor,

	and lease brokerage and guarantee;
(To be newly established)	5. Lease, rent, sale, purchase and brokerage of real estate;
1. Development, manufacture, sale, export and import of machinery and equipment for communications, measurement, information processing, image processing and audio, and the technical consulting thereon;	6. Development, manufacture, sale, export and import of machinery and equipment for communications, measurement, information processing, image processing, audio and their peripherals, and the technical consulting thereon;
2. Design, manufacture, sale, export and import of electronic circuits using semiconductor devices and semiconductors, and the technical consulting thereon;	7. Design, manufacture, sale, export and import of electronic circuits using semiconductor devices and semiconductors, and the technical consulting thereon;
3. Development and sale of software for computers and machinery and equipment for communications, measurement, information processing, image processing and audio, and the technical consulting thereon;	8. Development, sale and maintenance of computer network of software for computers and machinery and equipment for communications, measurement, information processing, image processing and audio, and the technical consulting thereon;
4. Plan, design, development, sale and maintenance of computer network systems and information communications systems, and the consulting thereon;	9. Plan, design, development, sale, engineering works, maintenance and lease of network systems by the use of computers, communication equipment, information processing equipment, image processing equipment, audio and their peripherals, and information communications systems, and the consulting thereon;
(To be newly established)	10. Business relating to the acceptance of calculations by computer;
(To be newly established)	11. Plan, development, production, sale, export and import of software and data related with multimedia, including music and images;

5. Information processing service, information providing service and data communications service;	12. Information processing service related with multimedia, including music and images, information converting service, information providing service, service related with storage and management of information, data communications service and data connection service, and the brokerage thereof;
6. Businesses relating to the acquisition, sale, purchase and licensing of intellectual property rights, including industrial property rights and copyrights; and	13. Businesses relating to the acquisition, sale, purchase, licensing and brokerage of intellectual property rights, including industrial property rights and copyrights;
(To be newly established)	14. Investment business;
(To be newly established)	15. Specified worker dispatch business under the Worker Dispatch Business Law;
(To be newly established)	16. Sale of musical instruments;
(To be newly established)	17. Production, sale, export and import of educational publications, educational materials and education instruments;
(To be newly established)	18. Operation of classes in information equipment for production and processing of "music, audio and images" and music classes, by the use of computers and their peripherals; and
7. All businesses incidental or pertaining to any of the foregoing items.	19. All businesses incidental or pertaining to any of the foregoing items.

Article 3. (Shares to be issued upon the share exchange and the allocation thereof)

MegaChips shall allocate and deliver 1,278,200 shares of common stock to be issued upon the share exchange to the shareholders (including beneficial shareholders: the same applies hereinafter) other than MegaChips appearing in the final register of shareholders (including the final register of beneficial shareholders: the same applies hereinafter) of MegaFusion as of the day immediately preceding the date of the share exchange, at the rate of 166 shares of MegaChips for each share of MegaFusion held by such shareholders.

2. The dividends payable on 1,278,200 shares of common stock to be issued upon the share exchange under the preceding paragraph shall accrue from October 1, 2003.

Article 4. (Amounts of capital and capital reserve to be increased)

The amounts of capital and capital reserve of MegaChips to be increased upon the share exchange shall be as set forth below:

(1) Capital:

The amount of capital of MegaChips to be increased shall be ¥0.

(2) Capital reserve:

The amount of capital reserve of MegaChips to be increased shall be the amount of net assets of MegaFusion outstanding as of the date of the share exchange multiplied by the ratio of the number of shares to be transferred to MegaChips upon the share exchange to the total number of issued shares of MegaFusion.

Article 5. (Assumption of obligations with regard to New Share Subscription Rights)

MegaChips shall assume the obligations with regard to the first new share subscription rights issued by MegaFusion as of August 20, 2002 (the "New Share Subscription Rights"), as described below:

(1) Total number of New Share Subscription Rights to be issued:

100 Rights.

Provided, however, that in the event that MegaChips divides or consolidates its shares, the said number of shares to be issued upon exercise of the New Share Subscription Rights remaining unexercised then shall be adjusted in accordance with the following formula, with any fraction of one share occurring upon such adjustment discarded:

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

Additionally, in the event of any adjustment to the paid-in amount, the number of shares to be issued upon the exercise of each New Share Subscription Right shall be adjusted adequately so that the amount obtained by multiplying the paid-in amount as adjusted by the number of shares as adjusted will equal to the amount obtained by multiplying the paid-in amount before adjustment by the number of shares before adjustment.

Provided, however, that if such adjustment should render the number of shares to be issued upon the exercise of each New Share Subscription Right to zero, such adjustment shall not take place. For the purpose of treating fractions, in the event of

any subsequent adjustment to the number of shares, the number of shares so adjusted shall be calculated by adequately reflecting such fractions of shares in the number of shares before adjustment.

(2) Class and number of shares of MegaChips to be issued upon exercise of the New Share Subscription Rights:

Class of shares: Shares of common stock

Number of shares: 16,600 shares (166 shares of common stock of MegaChips for each New Share Subscription Right)

(3) Amount to be paid to MegaChips upon exercise of each New Share Subscription Right:

The amount to be paid to MegaChips by a grantee of New Share Subscription Rights (a "Grantee") upon the exercise of each New Share Subscription Right shall be an amount obtained by multiplying the paid-in amount per share to be issued or transferred by MegaChips upon the exercise of each New Share Subscription Right by the number of shares granted.

The paid-in amount per share shall be ¥5,946.

In the event that MegaChips issues new shares or disposes of its own shares at a price lower than the current market price (exclusive of the issuance of new shares upon exercise of New Share Subscription Rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above formula, the "number of already issued shares" represents the number of issued shares of MegaChips after deducting the number of its own shares held by MegaChips. In case of the disposition by MegaChips of its own shares, the "number of newly issued shares" shall be read as the "number of its own shares to be disposed of" and the "current market price before the issuance of new shares" shall be read as the "current market price before disposition".

In the event that MegaChips divides or consolidates its shares, the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that MegaChips conducts a merger or consolidation or a corporate separation or otherwise similarly and an adjustment to the paid-in amount is required, an adjustment shall be made to the paid-in amount to the extent it is necessary and reasonable.

(4) Period during which New Share Subscription Rights can be exercised:

From December 1, 2004 to September 30, 2009.

(5) Terms and conditions of the exercise of New Share Subscription Rights:

a) Any Grantee shall remain in office as director, statutory auditor or employee or in any similar office of MegaChips, its parent company, subsidiary or related company when he/she exercises the New Share Subscription Rights.

b) Partial exercise of each New Share Subscription Right shall not be allowed.

c) Events of return of New Share Subscription Rights.

In any of the following events, any Grantee shall return New Share Subscription Rights to MegaChips without consideration, unless its Board of Directors considers it reasonable to allow such any Grantee to continue to hold the New Share Subscription Rights, based on his/her prior contribution to MegaChips or MegaFusion:

- Any Grantee ceases to be a director, statutory auditor or employee or in any similar office of MegaChips or any of its related companies due to his/her own reason.

- Any Grantee is considered by the Board of Directors of MegaChips to have made less contribution than he/she is expected to do, based on the objective rules reasonably established by the Board of Directors.

- Any Grantee falls under any disciplinary punishment specified by the work rules of MegaChips or any of its related companies that employs him/her.

- Any Grantee is removed from the office of director or statutory auditor of MegaChips or any of its related companies.

- Any Grantee is subjected to imprisonment or any graver penalty.

- Any Grantee assumes office of officer or employee of a company other than MegaChips or any of its related companies (unless consented to in writing in advance by MegaChips).

- Any Grantee transfers, offers as a pledge or otherwise disposes of the New Share Subscription Rights.

- Any Grantee offers to waive the New Share Subscription Rights.

d) If any Grantee dies, his/her heir may succeed to the New Share Subscription Rights.

e) Any other term and condition shall be governed by a "contract of granting new share subscription rights" entered into between MegaFusion and the relevant Grantees in accordance with the resolutions of its 4th Ordinary General Meeting of Shareholders and the meeting of its Board of Directors.

(6) Event of cancellation of New Share Subscription Rights and the condition therefor:

In the event that the closing price of the share of common stock of MegaChips continues to be less than one-half of the amount to be paid in upon the exercise of each New Share Subscription Right (in the event of any adjustment as set forth in item (3) above, the paid-in amount after adjustment) for a year, MegaChips may cancel all the New Share Subscription Rights without consideration. In the event that prior to the assumption of obligations with regard to New Share Subscription Rights by MegaChips from MegaFusion, the closing price of the share of common stock of MegaFusion continues to be less than one-half of the amount to be paid in upon the exercise of each New Share Subscription Right, such period shall be added up to the period for cancellation mentioned in the preceding sentence.

(7) Matter concerning transfer of New Share Subscription Rights:

No transfer of New Share Subscription Rights shall be made without the approval of the Board of Directors of MegaChips.

Article 6. (Shareholders' Meeting to Approve the Share Exchange Agreement)

MegaChips and MegaFusion shall convene General Meetings of Shareholders on June 24, 2003 and June 26, 2003, respectively, to adopt resolutions of the approval for this Agreement and determine other matters necessary for the share exchange (the "Shareholders' Meeting to Approve the Share Exchange Agreement "); provided, however, that the dates of such meetings may be changed upon consultation between MegaChips and MegaFusion, if the necessity arises during the progress of the procedures of the share exchange or otherwise.

Article 7. (Date of the share exchange)

The date of the share exchange shall be October 1, 2003; provided, however, that the date may be changed upon consultation between MegaChips and MegaFusion, if the necessity arises during the progress of the procedures of the share exchange or otherwise.

Article 8. (Management of corporate property)

Each of MegaChips and MegaFusion shall execute its business and manage and administer its property with the diligence of a good manager during the period after the conclusion of this Agreement to the day immediately preceding the date of the share exchange. Any act that may have a material effect on its property or rights or obligations shall be done upon consultation and agreement between MegaChips and MegaFusion.

2. MegaChips shall pay dividends, in not exceeding ¥10 per share or ¥243,781,770 in the aggregate, to the shareholders or the registered pledgees appearing in the final register of shareholders as of March 31, 2003. MegaFusion shall pay no dividends to the shareholders or the registered pledgees appearing in the final register of shareholders as of March 31, 2003.

Article 9. (Payment upon the share exchange)

MegaChips shall make no payments upon the share exchange to the shareholders of MegaFusion.

Article 10. (Term of office of officers who assumed office prior to the share exchange)

The term of office of Directors and Statutory Auditors of MegaChips who assumed office prior to the share exchange shall expire at such time as the same would expire if no share exchange under this Agreement occurred.

Article 11. (Change of terms of the share exchange and termination of this Agreement)

In the event that there occurs any material change in the state of property or financial condition of either of MegaChips or MegaFusion during the period after the conclusion of this Agreement to the day immediately preceding the date of the share exchange, the terms of the share exchange may be changed or this Agreement may be terminated, upon consultation between MegaChips and MegaFusion.

Article 12. (Effect of this Agreement)

This Agreement shall become null and void if it is not approved at the Shareholders' Meeting to Approve the Share Exchange Agreement of either MegaChips or MegaFusion.

Article 13. (Matters for consultation)

Unless otherwise stipulated herein, all matters not covered hereby and other matters necessary for the share exchange shall be determined upon consultation between MegaChips and MegaFusion in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, two counterparts of this Agreement have been prepared and each party hereto will affix its name and seal hereunto and hold a counterpart.

May 15, 2003

MegaChips:	MegaChips Corporation Shigeki Matsuoka, President and Representative Director 1-6, Miyahara 4-chome, Yodogawa-ku, Osaka
MegaFusion:	MegaFusion Corporation Masahiro Shindo, President and Representative Director 17-6, Ichiban-cho, Chiyoda-ku, Tokyo

3. Explanation about the share exchange ratio as stipulated in Article 354, paragraph 1, item 2 of the Commercial Code of Japan:

Statement of Reasons for Determining the Share Exchange Ratio

The Company has determined the share exchange ratio in respect of the share exchange which shall be made with MegaFusion Corporation ("MegaFusion") as of October 1, 2003, as described below:

(1) The Company, prior to entering into negotiations and discussions on the share exchange ratio with MegaFusion, requested All Business Consulting Co., Ltd. ("ABC"), to present a proposed share exchange ratio in respect of the share exchange which would be used as reference data for a basis for negotiations and discussions with MegaFusion.

(2) Upon request from the Company, ABC made wide-ranging investigations as to business enterprise valuation methods to be adopted. Consequently, ABC adopted a Market Price Method as a principal valuation method as both the Company and MegaFusion were public companies, as well as a DCF (Discounted Cash Flow) Method, which considers potentials, profitability and property, or the essential components of corporate values forming stock prices, and a Book Value/Net Asset Method as a complementary valuation method.

Based on these methods, ABC calculated the stock values and taking into consideration these analytical processes comprehensively, presented a proposed share exchange ratio to the Company.

(3) MegaFusion appointed Daiwa Securities SMBC Co., Ltd. ("DS/SMBC") as a financial adviser and requested it to present a proposed share exchange ratio in respect of the share exchange which would be used as reference data for a basis for negotiations and discussions with the Company. Upon request from MegaFusion, DS/SMBC made wide-ranging investigations as to business enterprise valuation methods to be adopted. Consequently, DS/SMBC adopted a Market Price Method as a principal valuation method, as well as a DCF (Discounted Cash Flow) Method, which focuses on profitability from the point of valuation of going concerns. Based on these methods, DS/SMBC calculated the stock values of the Company and MegaFusion and taking into consideration these processes comprehensively, presented a proposed share exchange ratio to MegaFusion.

(4) Upon presentation by ABC of the proposed share exchange ratio, the Company made internal investigations from various perspectives and simultaneously, upon advice of ABC, continued negotiations and discussions with MegaFusion. As a result, MegaFusion and the Company, at the meetings of their respective Boards of Directors held on May 15, 2003, approved a share exchange agreement stipulating, among other things, a share exchange at the share exchange ratio of the Company: MegaFusion = 1 : 166 (166 shares of common stock of the Company shall be allocated and delivered to each one share of common stock of MegaFusion), and entered into the share exchange agreement as of May 15, 2003.

(5) The share exchange ratio agreed upon by the Company and MegaFusion falls within the respective ranges of the proposed share exchange ratio by ABC and the proposed share exchange ratio of DS/SMBC.

(6) The share exchange agreement that specifies the share exchange ratio provides that in the event that there occurs any material change in the state of property or financial condition of either of the Company or MegaFusion during the period after the conclusion of this Agreement to the day immediately preceding the date of the share exchange, the terms of the share exchange may be changed or this Agreement may be terminated, upon consultation between the Company and MegaFusion.

Note: The outline of the evaluation by ABC of the share exchange ratio is as described below:

(1) Principal assumptions

(i) ABC places emphasis on objective evaluation of the stock value of the Company and MegaFusion based on the securities reports and other materials provided by the Company and MegaFusion and their stock prices on the stock market.

(ii) Synergistic effects of the share exchange are not taken into consideration in evaluating the share exchange ratio.

(2) Evaluation policies

(i) As the Company and MegaFusion are public companies, ABC adopts a Market Price Method as a principal valuation method, as well as a DCF (Discounted Cash Flow) Method, which considers potentials, profitability and property, or the essential components of corporate values forming stock prices, and a Book Value/Net Asset Method as a complementary valuation method.

(ii) The evaluation by the Market Price Method is based on the average of the closing prices for the period of three months immediately preceding April 30, 2003 as a reference date.

(iii) The evaluation by the Book Value/Net Asset Method is based on the financial statements delivered by the Company and MegaFusion as of March 31, 2003 as a reference date.

(iv) The evaluation by the DCF Method is based on the business plans delivered by the Company and MegaFusion as of March 31, 2003 as a reference date.

(v) For the purpose of evaluating the share exchange ratio, the weighted average of 90% of the result by the Market Price Method, 5% of the result by the Book Value/Net Asset Method and 5% of the result by the DCF Method applies to the Company. To MegaFusion, the weighted average of 90% of the result by the Market Price Method, 5% of the result by the Book Value/Net Asset Method and 5% of the result by the DCF Method, as well as the weighted average of 70% of the result by the Market Price Method, 15% of the result by the Book Value/Net Asset Method and 15% of the result by the DCF Method, applies.

(3) Share exchange ratio

	MegaChips	MegaFusion
Share exchange ratio:	1	160 – 170

4. Explanation about the assumption of obligations with regard to new share subscription rights as stipulated in Article 354, paragraph 1, item 2-2 of the Commercial Code of Japan:

<u>Statement of Reasons for Assumption of Obligations with Regard to New Share Subscription Rights Issued by a Company to Become a Wholly Owned Company</u>

The Company will become the parent company having whole ownership in MegaFusion Corporation ("MegaFusion"), which will become a wholly owned subsidiary of

the Company, by a share exchange as of October 1, 2003.

MegaFusion has issued 100 of its first new share subscription rights upon applications by the grantees thereof, in accordance with the resolution adopted at its fourth ordinary general meeting of shareholders held on June 27, 2002. The Company, at the meeting of its Board of Directors held on May 15, 2003, determined to assume the obligations with regard to the 100 first new share subscription rights issued by MegaFusion upon the share exchange, taking into consideration the necessity of continuing to improve the incentives and morale of the directors and employees of MegaFusion to promote the reconstruction of its Group and optimize the value of its Group, as well as the share exchange ratio of the Company: MegaFusion = 1 : 166.

5. Balance sheets and statements of income of the companies that entered into the share exchange agreement, as stipulated in Article 354, paragraph 1, item 3 and item 5 of the Commercial Code of Japan:

(1) The balance sheet and statement of income prepared by the Company within six months prior to the date of this General Meeting of Shareholders are stated on page 11 through page 17 hereof.

(2) The balance sheet and statement of income prepared by MegaFusion within six months prior to the date of this General Meeting of Shareholders are stated hereinafter:

MegaFusion Corporation

BALANCE SHEET
(As of March 31, 2003)

(thousand yen)

Assets	
Current assets:	**1,673,900**
Cash and deposits	409,319
Trade notes receivable	52,375
Trade accounts receivable	579,961
Merchandise	301,220
Goods in process	262
Deferred tax assets	82,309
Advances paid	81,595
Other accounts receivable	6,897
Allowance for doubtful receivables	160,082
Other current assets	(-) 124
Fixed assets:	**637,795**
Tangible fixed assets	285,346
Buildings	179,447
Tools, furniture and fixtures	32,411
Land	73,487
Intangible fixed assets	168,489
Software	147,042
Software suspense account	18,228
Telephone rights	3,218
Investment, etc.	183,959
Investment securities	67,500
Guarantees	115,519
Other investments, etc.	940
Total Assets	2,311,696

(thousand yen)

Liabilities

Current liabilities:	**1,150,633**
Trade accounts payable	990,037
Accounts payable - others	90,941
Accrued corporate income taxes	1,941
Accrued expenses payable	22,999
Advances received	203
Allowance for bonuses	37,417
Other current liabilities	7,094
Fixed liabilities:	**1,430**
Other fixed liabilities	1,430
Total Liabilities	1,152,063

Shareholders' Equity

Capital:	**646,200**
Additional paid-in capital:	**689,133**
Capital reserve	689,133
Retained earnings:	(-) **174,576**
Earned surplus reserve	3,065
Unappropriated retained earnings for the year	177,641
(of which, profit for the year)	(332,990)
Treasury stock	(-) 1,125
Total Shareholders' Equity	1,159,632
Total Liabilities and Shareholders' Equity	2,311,696

MegaFusion Corporation

STATEMENT OF INCOME
(For the period from April 1, 2002 to March 31, 2003)

(thousand yen)

Ordinary Profit and Loss

Operating profit and loss:		
Operating profit		
Sales		3,626,939
Operating expenses		
Cost of sales	2,766,046	
Selling, general and administrative expenses	1,066,738	3,832,785
Operating loss		**205,845**
Non-operating profit and loss:		
Non-operating profit		
Interest and dividends received	24	
Other non-operating income	5,011	5,036
Non-operating expenses		
Interest paid	436	1,433
Other non-operating expenses	996	
Ordinary loss		**202,242**
Special income and loss:		
Special income		
Income from sale of investment securities	18,213	18,213
Special loss		
Loss from disposition of software	105,023	
Loss from disposition of leased assets	56,140	161,163
Pretax net loss for the year		**345,192**
Corporate income taxes, inhabitant taxes and enterprise taxes	3,928	
Interperiod tax allocation	(-) 16,130	(-) 12,202
Loss for the year		**332,990**
Profit brought forward from the previous year		155,349
Undisposed loss for the year		**177,641**

Proposition No. 3: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

(1) Introduction of a system of further purchase of less-than-one-unit shares

Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code, etc." (2002 Law No. 44, effective as of April 1, 2003; the "Law") of Japan, by providing, "Any shareholder who holds less-than-one-unit shares shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares constitute a full unit of shares" in the articles of incorporation, any company is authorized to grant its shareholders holding less-than-one-unit shares rights of request for further purchasing of less-than-one-unit shares.

Accordingly, the Company desires to grant such rights to its shareholders. Hence, it is hereby proposed that a provision for further purchases of less-than-one-unit shares be established as a new Article 7 and that in relation to such provision, required amendment be made to the relevant provisions of the existing Articles of Incorporation, including additions to Article 7 (Transfer agent), paragraph 3 and Article 8 (Share Handling Regulations) to clarify the business of the transfer agent.

Additionally, it is hereby proposed that a Supplementary Provision 2 be established to clarify the effective date of the system of further purchase of less-than-one-unit shares and the effect of the said amendment.

As a result of the establishment of the provision for further purchases of less-than-one-unit shares as a new Article 7, Article 7 of the existing Articles of Incorporation and thereafter must be renumbered.

(2) Creation of a system to invalidate share certificates

On or before March 31, 2003, any person who lost a share certificate was required to obtain a judgment of nullification to invalidate the lost share certificate by going through a procedure of public summons by court, to request the issuance of a new share certificate. Upon the enforcement of the Law, the system of judgment of nullification through a procedure of public summons has become non-applicable solely to share certificates and a new system to invalidate share certificates has been created to relieve persons who lost share certificates. Accordingly, it is hereby proposed that in relation to the register of loss of share certificates to be handled by the transfer agent, required amendment be made to the relevant provisions of the existing Articles of Incorporation, including additions to Article 7 (Transfer agent), paragraph 3 and Article 8 (Share Handling Regulations) to clarify the business of the transfer agent.

(3) Lowering of the quorum for adopting a special resolution at a General Meeting of Shareholders

Upon the enforcement of the Law, regulations of the quorum for adopting a special

resolution for amendment to the articles of incorporation, etc. at a general meeting of shareholders have been relaxed. Accordingly, the Company desires to lower the quorum for adopting a special resolution to one-third (1/3) or more of the voting rights of all the shareholders for smooth conduct of General Meetings of Shareholders. Hence, it is hereby proposed that a provision to that effect be established as paragraph 2 in Article 12 (Method of adopting resolutions) of the existing Articles of Incorporation.

(4) Extension of the term of office of Statutory Auditors

Pursuant to the "Law to Amend Part of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" (2001 Law No. 149, effective as of May 1, 2002) of Japan, the term of statutory auditors has been amended to " expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within four (4) years after their assumption of office" and such amendment will be applicable to any Statutory Auditor to assume office as from the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that required amendment be made to Article 27 (Term of office) of the existing Articles of Incorporation.

Additionally, it is hereby proposed that a Supplementary Provision 1 be established to clarify that the term of office of Statutory Auditors remaining in office prior to the close of this General Meeting of Shareholders shall be the same as the term of office as previously provided for (three years).

2. Particulars of the amendment:

The particulars of the proposed amendment are set forth below:

(Underlines show amendment)

Existing Articles of Incorporation	Proposed amendment
(To be newly established)	(Further purchase of less-than-one-unit shares) Article 7. Any shareholder (including beneficial shareholder; the same applies hereinafter) who holds less-than-one-unit shares shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares. 2. In case of a request under the preceding paragraph, if the Company does not have the number of shares to be sold to the relevant shareholder, the Company may reject such request.

Existing Articles of Incorporation	Proposed amendment
(Transfer agent)	(Transfer agent)
Article 7. The Company shall have a transfer agent with respect to its shares.	Article 8. (Same as existing)
2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors.	2. (Same as existing)
3. The register of shareholders and the register of beneficial shareholders (hereinafter called the "register of shareholders, etc.") of the Company shall be kept at the place of business of the transfer agent and the registration of a transfer of shares, purchase of less-than-one-unit shares, registration of a pledge or cancellation thereof, indication of trust property or cancellation thereof, entries or records in the register of beneficial shareholders, delivery of share certificates, acceptance of notifications and other business relating to shares shall be handled by the transfer agent and not by the Company.	3. The register of shareholders and the register of beneficial shareholders (hereinafter called the "register of shareholders, etc.") and the register of loss of share certificates of the Company shall be kept at the place of business of the transfer agent and the registration of a transfer of shares, purchase or further purchase of less-than-one-unit shares, registration of a pledge or cancellation thereof, indication of trust property or cancellation thereof, entries or records in the register of beneficial shareholders and the register of loss of share certificates, delivery of share certificates, acceptance of notifications and other business relating to shares shall be handled by the transfer agent and not by the Company.
(Share Handling Regulations)	(Share Handling Regulations)
Article 8. The denominations of share certificates of the Company and the handling relating to shares, such as the registration of a transfer of shares, purchase of less-than-one-unit shares, registration of a pledge or cancellation thereof, indication of trust property or cancellation thereof, entries or records in the register of beneficial shareholders, delivery of share certificates and acceptance of notifications, and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors, in addition to laws, ordinances or these Articles of Incorporation.	Article 9. The denominations of share certificates of the Company and the handling relating to shares, such as the registration of a transfer of shares, purchase or further purchase of less-than-one-unit shares, registration of a pledge or cancellation thereof, indication of trust property or cancellation thereof, entries or records in the register of beneficial shareholders and the register of loss of share certificates, delivery of share certificates and acceptance of notifications, and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors, in addition to laws, ordinances or these Articles of Incorporation.

Existing Articles of Incorporation	Proposed amendment
(Record date)	(Record date)
Article 9. The Company shall treat the shareholders (including the beneficial shareholders; the same applies hereinafter) having voting rights and appearing in the final register of shareholders, etc. as of March 31 of each year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant closing of accounts.	Article 10. The Company shall treat the shareholders having voting rights and appearing or recorded in the final register of shareholders, etc. as of March 31 of each year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant closing of accounts.
2. In addition to the preceding paragraph, for the purpose of determining persons entitled to receive interim dividends or if otherwise necessary, the Company may extraordinarily fix a record date, by giving advance public notice in accordance with the resolution of the Board of Directors.	2. (Same as existing)
From Article 10. to Article 11. (Descriptions omitted)	From Article 11. to Article 12. (Same as existing)
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
(Method of adopting resolutions)	
Article 12. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present.	Article 13. (Same as existing)
	2. Resolutions as provided for in Article 343 of the Commercial Code of Japan and other resolutions to which the method of resolution under the said Article shall apply *mutatis mutandis* in the Commercial Code and other laws or ordinances shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third or more of the voting rights of all the shareholders shall be present, by two-thirds or more of the voting rights of the shareholders so present.
From Article 13. to Article 26. (Descriptions omitted)	From Article 14. to Article 27. (Same as existing)

Existing Articles of Incorporation	Proposed amendment
(Term of office)	(Term of office)
Article 27. The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within three (3) years after their assumption of office.	Article 28. The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within four (4) years after their assumption of office.
2. The term of office of a Statutory Auditor elected to fill a vacancy shall expire at such time as the term of office of the retired Statutory Auditor would have expired.	2. (Same as existing)
From Article 28. to Article 37. (Descriptions omitted)	From Article 29. to Article 38. (Same as existing)
(To be newly established)	Supplementary Provisions 1. Notwithstanding the provision of Article 28 (Term of office), the term of office of Statutory Auditors remaining in office prior to the close of the ordinary general meeting of shareholders held in June 2003 shall be the same as the term of office as previously provided for. This Supplementary Provision 1 shall be deleted upon the expiration of the term of office of all the Statutory Auditors governed by this provision. 2. The provisions of Article 7 (Further purchase of less-than-one-unit shares) and amendment to the provisions of Article 8 (Transfer agent) and Article 9 (Share Handling Regulations) shall become effective as of June 25, 2003. This Supplementary Provision 2 shall be deleted upon the expiration of the date on which the said provisions become effective.

Proposition No. 4: Acquisition by the Company of its own shares

To be able to carry out management with agility in response to changes in the economic conditions, it is proposed that the Company be authorized to acquire its shares of common stock, not exceeding 500,000 shares, for the aggregate acquisition prices not exceeding ¥500 million during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

This proposition, if approved and adopted, will provide a framework under which the Company may acquire its own shares. The Board of Directors will, taking into consideration the future economic conditions and corporate environments and according to

need, decide whether and how the Company will acquire its own shares.

Proposition No. 5: Election of five Directors

At the Ordinary General Meeting of Shareholders held in June 2002, amendment was made to the Articles of Incorporation to shorten the term of office of Directors to one year. Accordingly, the term of office of all of the five Directors will expire at the close of this Ordinary General Meeting of Shareholders and you are requested to elect five Directors.

Candidate for Director Mr. Hiroyuki Mizuno satisfies the requirement for an outside director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

The candidates for Directors are as follows:

No.	Name	Current title	Numbers of shares of the Company held by candidate
1.	Shigeki Matsuoka	President and Representative Director	1,812,000 shares
2.	Yukihiro Ukai	Managing Director, Executive Officer responsible for LSI Business unit	96,000 shares
3.	Yoshimasa Hayashi	Director, Executive Officer responsible for Sales & Marketing, LSI Business Unit	668,000 shares
4.	Tetsuo Hikawa	Director, Executive Officer responsible for Corporate Planning	122,000 shares
5.	Hiroyuki Mizuno	Director	0 share

(Note) There is no relation of special interest between the candidate and the Company.

Proposition No. 6: Election of two Statutory Auditors

The term of office of Statutory Auditors Messrs. Takashi Nakakado, Daisuke Kosaka and Nozomu Ohara will expire at the close of this Ordinary General Meeting of Shareholders and you are requested to elect two Statutory Auditors.

The Board of Statutory Auditors has consented to this proposition.

The candidates for Statutory Auditors are as follows:

No.	Name	Current title		Numbers of shares of the Company held by candidate
1.	Mitsuo Tsuji	April 2001:	Senior Manager, Corporate Planning	0 share
2.	Nozomu Ohara	June 2000:	Statutory Auditor	12,820 shares

(Notes)
1. There is no relation of special interest between each of the candidates and the Company.
2. Mr. Nozomu Ohara is a candidate for an outside statutory auditor as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

- END -

File No. 82-4861

(Translation)

June 24, 2003

To the Shareholders:

NOTICE OF RESOLUTIONS OF THE 13TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 13th Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as set forth below.

Yours very truly,

Shigeki Matsuoka
President and Representative Director

MegaChips Corporation
1-6, Miyahara 4-chome,
Yodogawa-ku, Osaka

Description

Matters reported:

Report on the balance sheet as of March 31, 2003 and the business report and statement of income for the 13th business year (from April 1, 2002 to March 31, 2003).

The Company reported on the contents of the above mentioned documents.

The Company used to give public notices of financial statements for the previous business years in the Nihon Keizai Shimbun. Applicable to the business year under review,

the Company will instead post its balance sheet and statement of income on its website (http://www.megachips.co.jp/kessan.html).

Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 13th business year

The proposition was approved and adopted as proposed. The ordinary dividend for the year was determined at ¥10 per share.

Proposition No. 2: Approval of a Share Exchange Agreement between the Company and MegaFusion Corporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 4: Acquisition by the Company of its own shares

The proposition was approved and adopted as proposed.

Proposition No. 5: Election of five Directors

The proposition was approved and adopted as proposed. Messrs. Shigeki Matsuoka Yukihiro Ukai, Yoshimasa Hayashi, Tetsuo Hikawa and Hiroyuki Mizuno were elected as Directors and assumed office.

Mr. Hiroyuki Mizuno is an external director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

Proposition No. 6: Election of two Statutory Auditors

The proposition was approved and adopted as proposed. Messrs. Mitsuo Tsuji and Nozomu Ohara were elected as Statutory Auditors and assumed office.

Mr. Nozomu Ohara is an outside statutory auditor as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

- - - - -

At the meeting of the Board of Directors held following the close of this Ordinary General Meeting of Shareholders, the following persons were elected as Representative Directors and Directors with specific titles and assumed the respective offices:

President and Representative Director:	Shigeki Matsuoka
Managing Director:	Yukihiro Ukai

After the close of this Ordinary General Meeting of Shareholders, Mr. Mitsuo Tsuji was elected as full-time Statutory Auditor from among the Statutory Auditors and assumed office:

- E N D -

FILE NO. 82-4861

(Translation)

July 17, 2003

MegaChips Corporation
Shigeki Matsuoka
President and Representative Director
(Code No. 6875, The First Section of the Tokyo Stock Exchange)
Person to contact:
Tetsuo Hikawa
Director and Executive Officer,
responsible for Corporate Planning
(TEL 06-6399-2884)

Publication of Changes of Officers

It is hereby publicized that MegaChips Corporation (the "Company"), with the aim of strengthening its business promotion system in consideration of the economic conditions surrounding the Company, will make changes of its officers as of August 1, 2003, as described below:

Description

Summary of the changes of officers:

New Title	Name	Previous Title
Director and Executive Officer, responsible for System Business Unit and Corporate Planning	Tetsuo Hikawa	Director and Executive Officer, responsible for Corporate Planning
Executive Officer, in charge of Sales & Marketing, System Business Unit	Akira Takata	Executive Officer, responsible for System Business Unit and in charge of Sales & Marketing, System Business Unit

- End -